April 15, 2005

Mail Stop 0409

Michael I. Ruxin, M.D.
Chairman of the Board and Chief Executive Officer
Global Med Technologies, Inc.
12600 West Colfax, Suite C-420
Lakewood, CO  80215

      Re:	Registration Statement on Form S-1
      Filed March 16, 2005
      Registration No. 333-123378

Dear Dr. Ruxin:

	We have limited our review of your registration statement to the terms of the financing you entered into with Fusion Capital.
Where
indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please file your supplemental response, dated January 7, 2005, on
EDGAR that replied to our comment letter with respect to the S-1 that was filed on December 6, 2004 and withdrawn on March 15, 2005
(File
No. 333-121030).

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

2. Please disclose how you intend to account for the additional commitment shares that will be issued to Fusion Capital each time a purchase of securities under the Common Stock Purchase Agreement is made. Please consider disclosing the accounting treatment under the
"Critical Accounting Policies" section of MD&A.

The Fusion Capital Transaction

3. Please revise here and in the risk factors section to include a detailed discussion of the price and volume volatility that will result from the daily sales to Fusion Capital and potential daily
sales by Fusion Capital.   In that connection, please revise to
include a discussion of the fact that each daily sale to Fusion Capital could make a subsequent day`s sale more dilutive by decreasing the prices of the subsequent day`s sales.

4. We note the risk factor discussion regarding the fact that you may
require additional financing if the number of shares to be issued to
Fusion Capital exceeds 10 million.  Please revise here, in the risk
factors section and in MD&A to include an enhanced discussion of the
risk and consequences of the likelihood that you will not receive
$8
million from share issuances to Fusion Capital because of the dilutive effect of sales and because of the 9.9% limitation on Fusion
Capital`s ownership of shares.

5. In this connection we note your disclosure in MD&A that you plan to use the first $4 million in proceeds from Fusion Capital to redeem your $3.5 million in Series AA Convertible Redeemable Preferred Stock and payoff the outstanding $529,000 in related party debt. Please revise the MD&A to clarify to whom such debt was outstanding and supplementally advise as to the identity of the preferred stockholder, including whether they are affiliated individuals or entities.

6. We note your statement that in MD&A that "assuming the Company`s stock price remains at $2.26 per share, the Company believes it would be able to redeem its outstanding Series AA Preferred Stock and pay off the outstanding debt within approximately 4 months of the common shares being registered and sold under the terms of the Purchase Agreement." Please revise this statement and the risk factors section to clarify that sales under the Fusion Capital Purchase Agreement will have the effect of decreasing the price of the stock and may result in the issuance of additional shares so that Fusion Capital reaches its 9.9 percent ownership limit prior to the four-month timeframe included here.

7. We note your statement that "in connection with each purchase" you will issue up to 486,815 shares of common stock to Fusion Capital as an additional commitment fee. Please revise to clarify whether 486,815 shares represents the upper limit over the course of the agreement.

8. We note your statement that the additional shares will be issued
"pro rata based on the proportion that a dollar amount purchased by
Fusion bears to the $8.0 million aggregate amount under the purchase agreement with Fusion Capital." Please revise to clarify the operation of this formula and consider using an example for clarification.

9. Please enhance your disclosure regarding the additional commitment fee shares to discuss the fact that the economic effect of these issuances is lower the average purchase price that Fusion Capital is obligated to pay for your shares. In addition, please disclose the dilutive effect on stockholders that these issuances will have.

10. We note your statement that you estimate that you will issue no more than 10 million shares to Fusion Capital. In light of the fact that you are under no obligation to limit such issuances to 10 million shares, please revise your disclosure to reflect the possibility that you will register additional shares.

11. We note your statement that Fusion Capital has agreed that neither it nor any of its affiliates will engage in any direct or indirect short-selling or hedging of your stock during any time prior to the termination of the Stock Purchase Agreement. Please confirm that it will not sell shares prior to their purchase as opposed to prior to the contractual obligation to purchase such shares.

*  *  *  *

      	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	Please contact Owen Pinkerton, Attorney-Advisor, at (202)
942-
1971 or me at (202) 942-1960 with any other questions.


Sincerely,



Elaine Wolff
Branch Chief

cc:	Clayton E. Parker, Esq. (via facsimile)
	Ronald S. Haligman, Esq.
	Kirkpatrick & Lockhart LLP
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Global Med Technologies, Inc.
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